DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED
2009 OCT -9 P 12:

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

September 30, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

09047108

SUPPL

Dear Sirs:

Re: GGL Resources Corp. (formerly GGL Diamond Corp.) - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:5483960.1

Exemption No. 82-1209

September 30, 2009

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Notice of Change of Directors Sept. 1, 2009 Notice of Alteration Sept. 8, 2009

Document Name or Information			Documents Filed
	(ii)	NWT	Notice of Change of Head Office Extra-Territorial Corporation Sept. 1, 2009 Letter dated Sept. 15, 2009 in connection with the Change of Name of the Company Letter dated Sept. 28, 2009 in connection with the Change of Name of the Company
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	September 29, 2009

Document Name or Information		Documents Filed
(g)	Form 51-102F3, Material Change Report	September 29, 2009
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	September 29, 2009
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) charter documents	Certificate of Change of Name filed on Sept. 11, 2009
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is	N/A

Document Name or Information		Documents Filed
	still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	September 29, 2009

Document Name or Information		Documents Filed
(f)	Form 51-102F3, Material Change Report	September 29, 2009
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	Sept. 16, 2009
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	Sept. 4, 2009
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

---

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	N/A

Date and Time: September 1, 2009 09:48 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **September 1, 2009 09:48 AM Pacific Time**

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**September 3, 2009 10:06 AM Pacific Time**
NOTE:	**Filed but not Effective - The Notice of Alteration may be withdrawn at any time prior to the specified date and time of alteration.**

NOTICE OF ALTERATION

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

Name Reservation Number:
NR4042025

Name Reserved:
GGL RESOURCES CORP.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: September 8, 2009 06:00 AM Pacific Time

CHANGE OF NAME OF COMPANY

From:
GGL DIAMOND CORP.

To:
GGL RESOURCES CORP.

Northwest Territories

FORM 22
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF HEAD OFFICE EXTRA-TERRITORIAL CORPORATION
FORMULE 22
LOI SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT DE SIÈGE SOCIAL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT

No.: ____________________

Date: ____________________

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) Postal and street address of head office (including postal code) — Adresse du siège social (y compris le code postal)

906 - 675 WEST HASTINGS STREET
VANCOUVER, BC V6B 1N2

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
August 28 2009	[signature]	President & CEO

Exemption No. 82-1209

DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED
2009 OCT -9 P 12:53

FROM THE OFFICE OF Tammy Donovan
DIRECT LINE 604.643.6449
DIRECT FAX 604.605.3576
E-MAIL tdonovan@davis.ca

FILE NUMBER 50277-00001

September 15, 2009

Registrar of Corporations
Department of Justice
Government of the Northwest Territories
Box 1320
Yellowknife, NT X1A 2L9

Dear Sirs:

Re: GGL Resources Corp. (formerly GGL Diamond Corp.) (the "Company")
Change of Name

We are solicitors for the Company and advise that effective September 8, 2009 it has changed its name to "GGL Resources Corp.". The Company is extra-territorially registered in the Northwest Territories under No. 5068. In this connection, we enclose the following for filing an amendment to the charter of the Company:

1. Notice of Alteration effective September 8, 2009 at 06:00 AM Pacific Time;
2. Certified copy of the Notice of Articles of the Company issued by the Ministry of Finance of British Columbia on September 8, 2009 at 06:00 AM Pacific Time;
3. Notarially certified copy of the Certificate of Change of Name; and
4. Approval of the Request for Name Search and Reservation from the Registrar of Corporations of the Northwest Territories dated September 2, 2009.

We await the Certificate of Amendment of an Extra-Territorial Corporation.

Yours truly,
DAVIS LLP
Per:

TDD/jss

Date and Time: September 3, 2009 10:06 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**September 3, 2009 10:06 AM Pacific Time**
NOTE:	**Filed but not Effective - The Notice of Alteration may be withdrawn at any time prior to the specified date and time of alteration.**

NOTICE OF ALTERATION

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

Name Reservation Number:
NR4042025

Name Reserved:
GGL RESOURCES CORP.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: September 8, 2009 06:00 AM Pacific Time

CHANGE OF NAME OF COMPANY

From:
GGL DIAMOND CORP.

To:
GGL RESOURCES CORP.

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 3, 2009

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 8, 2009 06:00 AM Pacific Time

Incorporation Number: **BC0235315**

Recognition Date: Incorporated on May 25, 1981

NOTICE OF ARTICLES

Name of Company:

GGL RESOURCES CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
DEMARE, NICK

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
EACOTT, JOHN GRAHAM

Mailing Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Delivery Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Delivery Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
SPILSBURY, THOMAS WAYNE

Mailing Address:
P.O. BOX 1677
WEST PERTH 6872
AUSTRALIA

Delivery Address:
LEVEL 2
35 VENTNOR AVENUE
WEST PERTH 6005
AUSTRALIA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

CANADA	)	TO THOSE THAT THIS MAY CONCERN:
	)	
PROVINCE OF	)	
	)	
BRITISH COLUMBIA	)	

I, Tammy Donovan, a Notary Public in and for the Province of British Columbia, certify and attest that the document hereto annexed, marked with my notarial seal, is a true and correct copy of the Certificate of Change of Name for change of name of GGL Diamond Corp. to GGL Resources Corp. issued by the Registrar of Companies for the Province of British Columbia on September 8, 2009.

This notarial certificate is signed by me at Vancouver, British Columbia on September 14, 2009.

(Seal)

A Notary Public in and for the Province of British Columbia

TAMMY DONOVAN
Barrister and Solicitor
DAVIS LLP
2800 - 666 Burrard Street
Vancouver, B.C. V6C 2Z7
604.687.9444

BRITISH COLUMBIA
The Best Place on Earth

Number: BC0235315

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that GGL DIAMOND CORP. changed its name to GGL RESOURCES CORP. on September 8, 2009 at 06:00 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 8, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

Davis

Northwest Territories

BUSINESS CORPORATIONS ACT
REQUEST FOR NAME SEARCH AND RESERVATION

Territoires du Nord-Ouest

PROPOSED NAME: GGL RESOURCES CORP.

Please search and reserve the proposed name for the use of

GGL Diamond Corp.
(applicant or nominee)

in accordance with the instructions noted below.

☐ Renewal of reservation which expires ____________, 20____.

SEARCH AND RESERVATION FOR:

☐ Incorporation
☐ Extra-territorial registration
☐ Change of name of a territorial corporation
☒ Change of name of extra-territorial corporation
☐ Amalgamation of a territorial corporation
☐ Amalgamation of extra-territorial corporation
☐ Continuance as a territorial corporation
☐ Revival of a territorial corporation
☐ Reinstatement of extra-territorial corporation
☐ Assumed name for extra-territorial corporation

Special Instructions: ____________________

Dated this 25th day of August, 2009.

[signature]
(signature of applicant or nominee)

(for office use only)

☐ Not approved ____________________

☒ Approved and expires on Dec 2, 2009.

Conditions, if any: n/a

Dated this 2 day of Sept, 2009

[signature]
Registrar of Corporations

Forward Two Copies and $25.00 to:
Registrar of Corporations
Department of Justice
Government of the Northwest Territories
Box 1320
Yellowknife, NT X1A 2L9

DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED
2009 OCT -9 P 12: 53

FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca
FILE NUMBER	50277-00001

September 28, 2009

Registrar of Corporations
Department of Justice
Government of the Northwest Territories
Box 1320
Yellowknife, NT X1A 2L9

Attention: Samantha

Dear Samantha:

Re: GGL Resources Corp. (formerly GGL Diamond Corp.) (the "Company") Change of Name

Further to our letter dated September 15, 2009 and our telephone conversation of Friday, September 25, 2009, we enclose the following for filing an amendment to the charter of the Company:

1. Notarially certified copies of the Certificate of Change of Name and Notice of Articles of the Company, in duplicate; and

2. cheque in the amount of $100 to cover the filing fee for a change of name of an extra-territorial corporation.

We await the Certificate of Amendment of an Extra-Territorial Corporation.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:5501945.1

CANADA	)	TO THOSE THAT THIS MAY CONCERN:
	)	
PROVINCE OF	)	
	)	
BRITISH COLUMBIA	)	

RECEIVED
2009 OCT -9 P 12:53

I, Tammy Donovan, a Notary Public in and for the Province of British Columbia, certify and attest that the documents hereto annexed, marked with my notarial seal, are true and correct copies of the following:

1. Certificate of Change of Name for change of name of GGL Diamond Corp. to GGL Resources Corp. issued by the Registrar of Companies for the Province of British Columbia on September 8, 2009; and

2. Notice of Articles of GGL Resources Corp. issued by the Ministry of Finance BC Registry Services on September 8, 2009 at 06:00 AM Pacific Time.

This notarial certificate is signed by me at Vancouver, British Columbia on September 28, 2009.

(Seal)

A Notary Public in and for the Province of British Columbia

TAMMY DONOVAN
Barrister and Solicitor
DAVIS LLP
2800 - 666 Burrard Street
Vancouver, B.C. V6C 2Z7
604.687.9444

BRITISH COLUMBIA
The Best Place on Earth

Number: BC0235315

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that GGL DIAMOND CORP. changed its name to GGL RESOURCES CORP. on September 8, 2009 at 06:00 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 8, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 3, 2009

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 8, 2009 06:00 AM Pacific Time

Incorporation Number: **BC0235315**

Recognition Date: Incorporated on May 25, 1981

NOTICE OF ARTICLES

Name of Company:

GGL RESOURCES CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
DEMARE, NICK

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
EACOTT, JOHN GRAHAM

Mailing Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Delivery Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Delivery Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
SPILSBURY, THOMAS WAYNE

Mailing Address:
P.O. BOX 1677
WEST PERTH 6872
AUSTRALIA

Delivery Address:
LEVEL 2
35 VENTNOR AVENUE
WEST PERTH 6005
AUSTRALIA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

DAVIS LLP

Payee:	**Registrar of Corporations**	Cheque No. G	**572272**
Vendor ID:	**02675**	Date:	**Sep 28, 2009**

Invoice No.	Invoice Date	Voucher ID:	Reference	Invoice Amount
SEPT252009	09/25/09	241229	Filing Fee 50277-00001	100.00

CIBC **29-01315** **TOTAL** **$100.00**

DAVIS LLP

Payee:	**Registrar of Corporations**	Cheque No. G	**572272**
Vendor ID:	**02675**	Date:	**Sep 28, 2009**

Invoice No.	Invoice Date	Voucher ID:	Reference	Invoice Amount
SEPT252009	09/25/09	241229	Filing Fee 50277-00001	100.00

CIBC **29-01315** **TOTAL** **$100.00**

DAVIS LLP

BARRISTERS & SOLICITORS
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER, BC CANADA V6C 2Z7

CIBC
400 Burrard Street
Vancouver, BC V6C 3A6

No. G 572272

DATE 28-09-2009
DD MM YYYY

PAY One Hundred and 00/100 Dollars

$ ********100.00

GENERAL ACCOUNT

TO THE ORDER OF

Registrar of Corporations
Department of Justice
Government of NT - Box 1320
Yellowknife, NT X1A 2L9

PER ______________________

PER ______________________
TWO SIGNATURES REQUIRED OVER $10,000

⑈572272⑈ ⑆00010⑉010⑆ 29⑉01315⑈

GGL RESOURCES CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

September 29, 2009

Non-brokered private placement raises total of $349,000

Vancouver, British Columbia - GGL Resources Corp. (TSXV: GGL) ("GGL"), announces that it has closed the final tranche of its non-brokered private placement originally announced on July 17, 2009 and amended August 14, 2009, to bring the total gross proceeds raised to $349,000. In the final tranche, 1,420,000 flow-through units at a price of $0.06 per unit and 2,620,668 non-flow-through units at $0.06 per unit were placed for gross proceeds of $242,440. Each flow-through unit consists of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant from the flow through unit will entitle the holder to purchase one non flow-through common share until September 21, 2010 at $0.10 per share. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant from the non-flow through unit will entitle the holder to purchase one non flow-through common share until September 21, 2012 at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 pers hare in the third year. The securities in the final tranche have a hold period until January 22, 2010.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. No finders fees were paid in connection with the private placement.

The proceeds from the sale of the units will be used for exploration work on the PGB gold areas and the McConnell property, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@gglresourcescorp.com. For more information, please check our web site at www.gglresourcescorp.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy oft his release

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. Thes ecurities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

Exemption No. 82-1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Resources Corp. ("GGL")
#906-675 West Hastings Street
Vancouver, BC
V6B 1N2

Item 2. Date of Material Change

September 21, 2009

Item 3. News Release

Disseminated on September 29, 2009 through Marketwire.

Item 4. Summary of Material Change

On September 21, 2009, GGL closed the final tranche of the non-brokered private placement originally announced on July 17, as amended August 14, 2009, to bring the total gross proceeds raised in the private placement to $349,000.08, of which $242,440.08 was raised in the final tranche.

Item 5. Full Description of Material Change

Private Placement

On July 17, as amended August 14, 2009, GGL announced that it intended to raise up to $1,400,000 by way of a non-brokered private placement. A combination of flow-through units ("**FT Units**") at a price of $0.06 per unit and non-flow-through units ("**Units**") at a price of $0.06 per unit were available for subscription.

Each FT Unit consisted of one flow-through common share and one-half of one non-transferable non flow-through common share purchase warrant. Each whole warrant ("**FT Unit Warrant**") entitles the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share, subject to the Acceleration Event (as defined below). A total of 1,420,000 FT Units were sold to raise $85,200 in flow-through funds.

Each Unit consisted of one non flow-through common share and one-half of one non-transferable common share purchase warrant. Each whole warrant ("**Unit Warrant**") entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the

first year, $0.20 per share in the second year and $0.30 per share in the third year, subject to an Acceleration Event.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("**Acceleration Event**").

No finder's fees were paid in connection with the private placement.

Purpose and Business Reasons for the Private Placement

The proceeds from the sale of the Units will be used exploration work on the PGB gold areas, NT, and the McConnell property, BC, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("**CEE**"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year.

Anticipated Effect of Private Placement on GGL's Business & Affairs

The net proceeds from the private placement will provide funds to GGL to carry out exploration work on certain of its properties (as described above), and will increase GGL's working capital and issued capital.

Interested Parties – Interest & Participation in the Private Placement

The following is an update of the information regarding the participation of interested parties in the private placement as originally disclosed in GGL's Material Change Report dated July 27, 2009 (available on SEDAR). A total of seven directors and/or their associates participated in the private placement, as follows:

Raymond A. Hrkac, Director, President & CEO

RAH Consulting Ltd., a company wholly owned by Raymond A. Hrkac, and Mr. Hrkac's wife, Shirley Hrkac, participated as to 125,000 Units each.

Prior to the closing of the private placement, Raymond A. Hrkac owned directly or indirectly through RAH Consulting Ltd., a total of 1,242,352 common shares, being approximately 0.86 % of the then issued capital of GGL. He held warrants to acquire 50,000 common shares at $0.30 per share ($0.40 per share after Aug. 13, 2009) and options to purchase a total of a further 2,000,000 common shares exercisable as to 550,000 common shares until March 23, 2011 at $0.20 per share, 700,000 common shares until July 31, 2012 at $0.56 per share and 750,000 common shares until May 23, 2013 at $0.20 per share. Subsequently, an option

was granted to him to purchase an additional 750,000 common shares until August 19, 2014 at $0.10 per share.

On closing of the private placement, Mr. Hrkac owned directly or indirectly 1,367,352 common shares or approximately 0.91% of the issued capital. He will continue to own the options to acquire a further 2,750,000 common shares and warrants to acquire a further 112,500 common shares. In the event of the exercise of these convertible securities, Raymond A. Hrkac would then own, directly and indirectly, a total of 4,229,852 common shares, being 2.76% of the then issued capital assuming no other shares are issued.

Prior to closing of private placement, Shirley Hrkac owned 294,134 common shares, being approximately 0.20% of the then issued capital. She held warrants to acquire 50,000 common shares at $0.30 per share ($0.40 per share after Aug. 13, 2009). On closing of the private placement, Mrs. Hrkac owned 419,134 common shares, being 0.28% of the then issued capital and warrants to acquire a further 112,500 common shares. In the event of the exercise of the warrants, Shirley Hrkac would then own a total of 531,634 common shares, being 0.35 % of the then issued capital assuming no other shares are issued.

William Boden, Retired Director

William Boden retired as a director of GGL at the annual & special general meeting held on August 19, 2009. He participated in the private placement as to 400,000 Units and 500,000 FT Units.

Prior to closing the private placement, William Boden owned directly or indirectly through CW Marketing Ltd., a total of 3,620,000 common shares, being approximately 2.5 % of the then issued capital of GGL. He held warrants to acquire 100,000 common shares at $0.30 per share ($0.40 per share after Aug. 13, 2009) and options to purchase a total of a further 950,000 common shares exercisable as to 250,000 common shares until May 12, 2010 at $0.20 per share, 50,000 common shares until May 12, 2011 at $0.26 per share, 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. The Directors requested that Mr. Boden remain as an advisor to the Company and voted to maintain Mr. Boden's existing stock options to their original termination dates.

On closing of the private placement, Mr. Boden owned directly or indirectly a total of 4,520,000 common shares or approximately 3% of the issued capital. He will continue to own the options to acquire a further 950,000 common shares and will hold warrants to acquire a further 550,000 common shares. In the event of the exercise of these convertible securities, Mr. Boden will then own, directly and indirectly, a total of 6,020,000 common shares, being 3.96% of the then issued capital assuming no other shares are issued.

William Meyer, Director

William Meyer, a director of GGL, participated in the private placement as to 167,000 Units.

Prior to closing the private placement, William Meyer owned 103,500 common shares, being approximately 0.07 % of the then issued capital of GGL. He also owns options to purchase a total of a further 650,000 common shares exercisable as to 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. Subsequently, an option was granted to him to purchase a further 500,000 common shares at $0.10 per share until August 19, 2014.

On closing of the private placement, Mr. Meyer owned directly or indirectly a total of 270,500 common shares or approximately 0.18% of the issued capital. He continues to own the options to acquire a further 1,150,000 common shares and warrants to acquire a further 83,500 common shares. In the event of the exercise of these convertible securities, Mr. Meyer will then own, directly and indirectly, a total of 1,504,000 common shares, being 0.99 % of the then issued capital assuming no further shares are issued.

J. Graham Eacott, Director

J. Graham Eacott, a director of GGL, participated in the private placement as to 167,000 Units.

Prior to closing the private placement, Mr. Eacott owned 50,000 common shares, being approximately 0.03 % of the then issued capital of GGL. He also owned options to purchase a total of a further 650,000 common shares exercisable as to 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. Subsequently, an option was granted to him to purchase a further 450,000 common shares at $0.10 per share until August 19, 2014.

On closing of the private placement, Mr. Eacott owned directly or indirectly a total of 217,000 common shares or approximately 0.14% of the then issued capital. He continued to own the options to acquire a further 1,100,000 common shares and warrants to acquire a further 83,500 common shares. In the event of the exercise of these convertible securities, Mr. Eacott will then own, directly and indirectly, a total of 1,400,500 common shares, being 0.92% of the then issued capital assuming no additional shares are issued.

Nick Demare, Director, Secretary & CFO

Mr. Nick DeMare, a director, Secretary and CFO of GGL, participated in the private placement as to 150,000 FT Units and an associate, DNG Capital Corp. participated as to 100,000 Units.

Prior to closing of the private placement, Mr. DeMare owned directly or indirectly a total of 144,000 common shares or approximately 0.1% of the then issued capital of GGL. He also owned options to purchase a total of a further 1,080,000 common shares exercisable as to 50,000 common shares until May 12, 2010 at $0.20 per share, 25,000 common shares until March 23, 2011 at $0.20 per share, 105,000 common shares until May 12, 2011 at $0.26 per share, 450,000 common shares until July 31, 2012 at $0.56 per share and 450,000 common shares until May 23, 2013 at $0.20 per share. Subsequently, an option was granted to him to purchase a further 600,000 common shares at $0.10 per share until August 19, 2014.

On closing of the private placement, Mr. DeMare owned directly or indirectly a total of 394,000 common shares or approximately 0.26% of the then issued capital. He continued to own the options to acquire a further 1,680,000 common shares and warrants to acquire a further 145,000 common shares. In the event of the exercise of these convertible securities, Mr. DeMare will then own, directly or indirectly, a total of 2,219,000 common shares, being 1.46% of the then issued capital assuming no additional shares are issued.

Review and Board Approval Process

The funding of GGL's exploration projects and working capital needs were discussed by the directors of GGL from the beginning to the middle of July, 2009. The directors reviewed the possible terms for the financing, including type of security, price per security, inclusion of warrants and pricing for the warrants, taking into account the current depressed market conditions. During this discussion process, Raymond A. Hrkac, William Boden, William Meyer and J. Graham Eacott each disclosed to the other directors that they or their associates wished to participate in the private placement. On July 17, 2009, the directors approved the terms of the private placement, with each of the interested four directors abstaining from voting with respect to their participation individually or through associates. Then over the next two weeks, the directors discussed repricing the FT Units to $0.06 per FT Unit and on August 19, 2009, the directors approved the reduction in the offering price of the FT Units, with each of Raymond A. Hrkac, William Meyer, J. Graham Eacott and Nick Demare declaring their interest and abstaining from voting with respect to their individual participation in the private placement. William Boden had retired from the Board at the annual & special general meeting held on August 19, 2009 prior to the Board meeting. There was no material contrary view or abstention by any disinterested director as to the participation of each of the five directors (including a former director) or their associates to the terms of the private placement.

Formal Valuation & Exemptions

No formal valuation was required for this transaction or any prior private placement.

Raymond A. Hrkac, Shirley Hrkac, William Boden, William Meyer, J. Graham Eacott and Nick DeMare and their associates are each a "related party" for the purposes of Multilateral Instrument 61-101 ("MI 61-101"). Their participation in the private placement is considered to be a "related party transaction" within the meaning of MI 61-101 and is therefore subject to certain requirements prescribed by MI 61-101. These requirements include the issuance of a Material Change Report containing the prescribed disclosure.

Raymond A. Hrkac, RAH Consulting Ltd., Shirley Hrkac, William Boden, CW Marketing Ltd., William Meyer, J. Graham Eacott, Nick DeMare and DNG Capital Corp. are exempt from the formal valuation and minority shareholder approval requirements with respect to the private placement because each of their participation in the private placement and the value of their subscription is not greater than 25% of GGL's market capitalization.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Raymond A. Hrkac, President & CEO
Phone: 604-688-0546

Item 9. Date of Report

September 29, 2009

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Resources Corp. (the "Issuer") (formerly GGL Diamond Corp.)
906 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

September 21, 2009

Item 6: For each security distributed:

(a) describe the type of security,

Non-Flow-Through Units ("Units"), each unit consisting of one common share and one-half of one non-transferable common share purchase warrant (one whole warrant is referred to as a "Warrant"); and

Flow-Through Units ("FT Units"), each unit consisting of one flow-through common share and one-half of one non-transferable non flow-through common share purchase warrant (one whole warrant is referred to as a "FT Warrant").

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

2,620,668 Units. Each Warrant entitles the holder to purchase one common share in the capital of the Issuer for a term of three years from the distribution date at a price of $0.10 in the first year, $0.20 in the second year and $0.30 in the third year, subject to the Acceleration Event (as defined below).

1,420,000 FT Units. Each FT Warrant entitles the holder to purchase one common share in the capital of the Issuer for a term of one year from the distribution date at a price of $0.10, subject to the Acceleration Event (as defined below).

If the Issuer's shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Issuer may accelerate the expiry date of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event").

(c) state the exemption(s) relied on.

S. 2.5 and S. 2.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**8**	**$0.06 per Unit &** **$0.06 per FT Unit**	**$57,240.00** **$85,200.00**
Ontario	**1**	**$0.06 per Unit**	**$100,000.08**
Total number of Purchasers	**9**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$242,440.08**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **September 29, 2009**

GGL Resources Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Assistant Secretary, GGL Resources Corp.
604-266-1684

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Exemption No. 82-1209

Number: BC0235315

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that GGL DIAMOND CORP. changed its name to GGL RESOURCES CORP. on September 8, 2009 at 06:00 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 8, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

Exemption No. 82-1209

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

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GGL Resources Corp.

Listed Company

GGL RESOURCES CORP. ("GGL")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: September 16, 2009
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to the second and final tranche of a Non-Brokered Private Placement announced July 17, 2009 & amended on August 14, 2009:

Number of Shares: 2,620,668 non flow-through shares
1,420,000 flow-through shares

Purchase Price: $0.06 per share

Warrants: 2,020,334 share purchase warrants to purchase 2,020,334 shares

Warrant Exercise Price: $0.10 for a one year period
$0.20 in the second year
$0.30 in the third year

Number of Placees: 9 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
Nick Demare Y 150,000
Stephen Meyer P 170,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. [Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.]

TSX-X

Exemption No. 82-1209

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

GGL Resources Corp.

Listed Company

---- Navigation Options ----

GGL RESOURCES CORP. ("GGL")
[formerly GGL Diamond Corp. ("GGL")]
BULLETIN TYPE: Name Change
BULLETIN DATE: September 4, 2009
TSX Venture Tier 2 Company

Pursuant to a resolution passed by shareholders August 19, 2009, the Company has changed its name as follows. There is no consolidation of capital.

Effective at the opening Tuesday, September 8, 2009, the common shares of GGL Resources Corp. will commence trading on TSX Venture Exchange, and the common shares of GGL Diamond Corp. will be delisted. The Company is classified as an 'Exploration/Development' company.

Capitalization: Unlimited shares with no par value of which
146,383,025 shares are issued and outstanding
Escrow: 0 shares

Transfer Agent: Computershare Investor Services Inc.
Trading Symbol: GGL (unchanged)
CUSIP Number: 36171B 10 2 (new)

TSX-X